November 7, 2007

BY EDGAR AND UPS OVERNIGHT

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interep National Radio Sales, Inc.

File No. 0-28395

Form 10-K for Fiscal Year Ended December 31, 2006

Forms 10-Q for March 31, 2007 and June 30, 2007

Dear Mr. Spirgel:

I refer to your letter of October 24, 2007 to David E. Kennedy, Chief Executive Officer of Interep National Radio Sales, Inc. (the “Company”), to which Mr. Kennedy has asked me, the Chief Financial Officer of the Company, to respond.

The responses below are keyed to the comments on the above-referenced Form 10-K and Forms 10-Q of the Company set forth in your letter and the comments are restated for your convenience.

Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your Form 10-K to provide a report that references all financial statements presented rather than just the two years ended December 31, 2006. In this regard, we note your required presentation of the year ended December 31, 2004.

The Company will promptly file a 10-KA amendment that includes a report that references all financial statements.

Mr. Larry Spirgel

November 7, 2007

Consolidated Statements of Operations, page F-4

2. Please revise to present a line item “costs of revenues” to comply with Rule 5-03 (b) of Regulation S-X. Also, since the amortization of the cost of obtaining station representation contracts are directly attributable to the generation of revenue, revise to allocate such costs to “costs of revenues.”

The Company does not believe that the “costs of revenues” requirement of Rule 5-03(b) of Regulation S-X is applicable, since the Company’s income is derived from a single source (or caption), commission revenues earned from providing national spot radio advertising services pursuant to exclusive representation contracts with its client radio stations.

The Company’s presentation of its income and expense was discussed at length with the Staff of the Commission in connection with the Company’s S-4 registration statement with respect to its Senior Notes filed with the Commission in 1998, including a meeting with the Staff on December 17, 1998. In the discussions, the Staff maintained that the Company must recognize the income resulting from such termination payments in the year in which the termination occurs, since on termination of the related representation contract, the Company’s obligations under the contract cease. The Staff also requested that termination revenues be shown as a separate line item on the face of the income statement and that a quantified analysis of contracts gained and lost should be provided in Management’s Discussion and Analysis in each annual report. The Company has presented income and expense in its financial statements in a manner consistent with the resolution of such discussions since that time.

Consolidated Statements of Cash Flows, page F-6

3. We note that you report cash flows from representation contract payments as financing activities. Please tell us how you determined that these cash flows should be reported as financing rather than operating activities or investing activities. We note that the revenue from the sale of these contracts has been reflected in operating income.

The Company includes the cash flows from representation contract termination payments in Cash flows from operating activities. Since contract termination revenue is included in the computation of Net loss there is no exclusion in the Adjustments to reconcile income to net cash provided by operating activities. Accordingly the cash flows are included in Cash flows from operating activities. As discussed previously with Staff in 1998, representation contract acquisition payments are included in Cash flows from financing activities.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Mr. Larry Spirgel

November 7, 2007

4. We note that you recognize commissions on the standard broadcast calendar that ends on the last Sunday of each reporting period. However, all other revenue and expenses are recorded on the basis of a fiscal year. Please tell us the consideration that you have given to adopting a 52-53 week year for financial reporting.

This was another matter of extensive discussions with the Staff in 1998. As explained at that time, this revenue reporting method follows industry practice and, includes all expenses for the year in question and omits only an immaterial amount of revenue, as explained below.

Stations report revenues to the Company by broadcast month. The broadcast month ends on the last Sunday of each calendar month. Therefore, with respect to December of each year, there can be revenue that is not recognized by the Company for such fiscal year, the amount of which will largely be dependent on the number of days from the last Sunday to the end of the year, but which in all cases is relatively minor. Since expenses are recorded on a full calendar year basis, the only effect on the financial statements is the amount of this unrecognized revenue. The Company has determined that this amount is immaterial to its results of operations. Further, if the Company were to attempt to recognize this revenue, it could do so only on the basis of estimates; because the Company only receives the revenue data from its client stations on a broadcast month basis, and accordingly is unable to determine revenue for a specific day or group of days.

The Company has determined that the unrecognized revenue amount is immaterial by calculating the average revenue per day for the following January broadcast month and multiplying it by the number of days in the relevant post-last Sunday December period. This calculation demonstrated that the impact of not using a calendar year basis for revenue recognition, on an arithmetic average, is less than 1/3 of 1% of annual commission revenue. This amount is itself somewhat overstated, since revenue in the post-Christmas week of December, like the first week of January, is historically significantly less than in other weeks during the year. Accordingly, the Company believes that its revenue cutoff practice has had an immaterial impact on the presentation of its results of operations.

Representation Contract Termination Revenue and Contract Acquisition Costs, page F-8

5. We note your statement that from time to time you have paid inducements to extend the life of contracts with your radio groups. Further, it appears that such costs are included in the depreciation and amortization line item in the consolidated statements of operations. If these costs are paid directly to your customers to extend your contract with them, it appears that such costs should be recorded as a reduction of revenues. Refer to EITF 01 - 9. Please advise or revise.

The Company has been expensing such inducement payments as a reduction of revenue during the extension period and this has been reflected in the above-referenced filings. The Company will revise the wording in the Summary of Significant Accounting Policies for Representation Contract Termination Revenue and Contract Acquisition Costs in all subsequent filings to make this more explicit.

Mr. Larry Spirgel

November 7, 2007

Forms 10-Q for March 31 and June 30, 2007

6. Revise as applicable for comments issued regarding Form 10-K for the year Ended December 31, 2006.

Based on the responses to the preceding comments, the Company believes that the only item affecting the above-referenced Forms 10-Q is the clarification described above to the Summary of Significant Accounting Policies. The Company will be filing its Form 10-Q for the period ended September 30, 2007 shortly, and the clarification will be included in that report and all subsequent filings.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please contact me should you have any questions or require anything further with respect to this matter.

Very truly yours,

/s/ William J. McEntee
William J. McEntee Senior Vice President and Chief Financial Officer

cc:	Ms. Sharon Virga

Mr. Kyle Moffatt

Mr. David E. Kennedy

Laurence S. Markowitz, Esq.